                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         _____________________________

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the fiscal year ended September 30, 1995

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________________ to ________________


Commission file number 1-3506

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Supplemental Hourly 401(k) Savings Plan.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

                          GEORGIA-PACIFIC CORPORATION
                    SUPPLEMENTAL HOURLY 401(k) SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES
                          SEPTEMBER 30, 1995 AND 1994
                                 TOGETHER WITH
                                AUDITORS' REPORT

                          GEORGIA-PACIFIC CORPORATION
                    SUPPLEMENTAL HOURLY 401(k) SAVINGS PLAN
                       FINANCIAL STATEMENTS AND SCHEDULES
                          SEPTEMBER 30, 1995 AND 1994



                               TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits--September 30, 1995 and
     1994

     Statement of Changes in Net Assets Available for Benefits for the Year Ended September 30, 1995


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS


Schedule I: Item 27(a)--Schedule of Assets Held for Investment Purposes-- September 30, 1995

Schedule II: Item 27(d)--Schedule of Reportable Transactions for the Year Ended
             September 30, 1995

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Georgia-Pacific Corporation:


We have audited the accompanying statements of net assets available for benefits of the GEORGIA-PACIFIC CORPORATION SUPPLEMENTAL HOURLY 401(k) SAVINGS PLAN as of September 30, 1995 and 1994 and the related statement of changes in net assets available for benefits for the year ended September 30, 1995. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Georgia-Pacific Corporation Supplemental Hourly 401(k) Savings Plan as of September 30, 1995 and 1994 and the changes in its net assets available for benefits for the year ended September 30, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund.
The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 6, during 1995 certain groups participating in the Plan were merged and a substantial portion of the assets of the Plan were transferred into the Georgia-Pacific Corporation Hourly 401(k) Savings Plan. The remaining group and corresponding plan assets are to be merged and transferred effective December 31, 1995.



/s/ Arthur Andersen LLP
Atlanta, Georgia
December 19, 1995

                          GEORGIA-PACIFIC CORPORATION
                    SUPPLEMENTAL HOURLY 401(k) SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            (WITH FUND INFORMATION)
                               SEPTEMBER 30, 1995


                                                 Fixed
                                    Common    Investment   Georgia-Pacific
                                  Stock Fund     Fund         Stock Fund       Total
                                  ----------  ----------   ---------------     -----
Assets:

Investments, at market value:
  Mutual funds                      $123,390   $233,853       $     0        $357,243
  Interest in Master Trust                 0          0        63,987          63,987
                                    --------   --------       -------        --------
   Total investments                 123,390    233,853        63,987         421,230
Contributions receivable                 606      1,183         1,007           2,796
                                    --------   --------       -------        --------

NET ASSETS AVAILABLE FOR BENEFITS   $123,996   $235,036       $64,994        $424,026
                                    ========   ========       =======        ========



         The accompanying notes are an integral part of this statement.

                          GEORGIA-PACIFIC CORPORATION
                    SUPPLEMENTAL HOURLY 401(k) SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            (WITH FUND INFORMATION)
                               SEPTEMBER 30, 1994

                                                 Fixed
                                    Common    Investment   Georgia-Pacific
                                  Stock Fund     Fund         Stock Fund       Total
                                  ----------  ----------   ---------------     -----
Assets:

Investments, at market value:
  Mutual funds                    $1,110,097  $2,993,821     $    7,826       $4,111,744
  Common stock                             0           0      1,567,714        1,567,714
                                  ----------  ----------     ----------       ----------
   Total investments               1,110,097   2,993,821      1,575,540        5,679,458
Contributions receivable              12,567      24,559         35,250           72,376
                                  ----------  ----------     ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS $1,122,664  $3,018,380     $1,610,790       $5,751,834
                                  ==========  ==========     ==========       ==========



         The accompanying notes are an integral part of this statement.

                          GEORGIA-PACIFIC CORPORATION
                    SUPPLEMENTAL HOURLY 401(k) SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                            (WITH FUND INFORMATION)
                     FOR THE YEAR ENDED SEPTEMBER 30, 1995


                                       Common          Fixed   Georgia-Pacific
                                        Stock       Investment      Stock
                                        Fund           Fund         Fund           Total
                                       ------       ---------- ---------------     -----
Contributions:
 Participants'                       $    26,600   $    47,903  $    30,941     $   105,444
 Company matching                          7,002        13,693        8,714          29,409
                                     -----------   -----------  -----------     -----------
  Total contributions                     33,602        61,596       39,655         134,853
Net investment income:
 Interest and dividends                   16,213        47,704            0          63,917
 Master Trust                                  0             0      (60,019)        (60,019)
 Net appreciation (depreciation) in
 market value of investments              12,991       (29,688)     (26,032)        (42,729)
                                     -----------   -----------  -----------     -----------
   Net investment income                  29,204        18,016      (86,051)        (38,831)
Amounts distributed to participants      (13,813)      (23,721)      (1,635)        (39,169)
Transfer to affiliated plan           (1,047,661)   (2,839,235)  (1,497,765)     (5,384,661)
                                     -----------   -----------  -----------     -----------
 Change in net assets available
  for benefits                          (998,668)   (2,783,344)  (1,545,796)     (5,327,808)
Net assets available for benefits,
  beginning of year                    1,122,664     3,018,380    1,610,790       5,751,834
                                     -----------   -----------  -----------     -----------
Net assets available for benefits,
  end of year                        $   123,996   $   235,036  $    64,994     $   424,026
                                     ===========   ===========  ===========     ===========
Number of units outstanding in
investment fund at end of year             2,244        22,749        4,892
                                     ===========   ===========  ===========

Unit value at end of year            $     54.99   $     10.20  $     13.08
                                     ===========   ===========  ===========


         The accompanying notes are an integral part of this statement.

                          GEORGIA-PACIFIC CORPORATION
                    SUPPLEMENTAL HOURLY 401(k) SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                          SEPTEMBER 30, 1995 AND 1994


NOTE 1.  DESCRIPTION OF THE PLAN AND BENEFITS

The Georgia-Pacific Corporation Supplemental Hourly 401(k) Savings Plan (the "Plan") is a voluntary contributory profit-sharing plan formed on September 1, 1987 for certain eligible hourly employees ("Participants") of Nekoosa Packaging Corporation, a subsidiary of Great Northern Nekoosa Corporation (the "Company"). The Plan was amended and restated as of January 1, 1989.

ELIGIBILITY

Each union employee covered by a collective bargaining agreement providing for participation in this Plan shall become eligible to participate in the Plan the first day of the first payroll period following the probationary period specified in the Participant's collective bargaining agreement. Each employee who is an hourly paid employee and is not covered by a collective bargaining agreement shall become eligible upon commencement of employment.

CONTRIBUTIONS

Under the provisions of the Plan, Participants may contribute up to a total of 12% or 16% of their compensation, as defined, on a before-tax basis, depending on the provisions negotiated for participation of a given location, but not to exceed the maximum specified by federal tax law. The Company matches 25% or 50% of each Participant's before-tax contributions up to 4% of compensation, depending upon the provisions negotiated for the participation of a given group. The Plan also allows rollover contributions from other qualified retirement plans.

The Plan permits Participants to allocate their contributions and Company contributions among the investment options in 25% increments and to change their investment elections for future contributions once during each plan year, effective as of the first of the following month. (See Note 3 for a description of the various investment options).

VESTING

Participants vest immediately in their own contributions and earnings thereon. Company matching contributions vest at the rate of 20% per year. Participants shall become fully vested in Company matching contributions and earnings thereon upon completion of five years of service or in the event of the Participant's death while employed, disability, retirement or loss of job by reason of facility shutdown.

WITHDRAWALS

A participant may withdraw his contributions in the case of a financial hardship, or attainment of age 59 1/2. Withdrawals are subject to income taxes in the year received. Hardship withdrawals result in a suspension of the right to make employee contributions to the Plan for a period of one year.

TERMINATIONS

Eligibility to make pre-tax deferrals or receive company matching contributions under the Plan terminates if any of the following events occur: termination of employment, loss of job by reason of facility shut-down, retirement, death or disability. In the event of a Participant's loss of job by reason of facility shut-down, death, retirement or disability, the Participant or his beneficiary receives in cash and/or Georgia-Pacific Corporation common stock his entire account balance. If termination occurs for other reasons, only vested amounts are distributed to the Participant and nonvested amounts are forfeited. Such forfeitures are used to reduce the Company's future contributions to the Plan. If a former Participant returns to the employ of the Company and reenters the Plan within five years of date of termination, any amounts previously forfeited are reinstated to the Participant's account.


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis of accounting.

The investments are held by Vanguard Fiduciary Trust Company (the "Trustee"). All investments are presented at market value. Market values of stocks and bonds are determined principally from quotations as reported on various securities exchanges.

The net appreciation (depreciation) in the market value of investments in the accompanying statement of changes in net assets available for benefits reflects the net difference between market value and cost at the beginning and end of the year for assets held throughout the year, as well as the difference between the year end market value and cost for assets purchased during the year. For assets sold or distributed during the year, the net appreciation (depreciation) reflects the net difference between the market value and the cost at the beginning of the year and the date of disposition.


NOTE 3.  INVESTMENTS

Assets held under the Plan are invested by the Trustee, as directed by the Participants, in one or more of three investment funds: the Common Stock Fund, the Fixed Investment Fund, and the Georgia-Pacific Stock Fund. The following is a description of the investment options:


         Common Stock Fund - invested in the Vanguard Index Trust 500 Portfolio, an equity mutual fund. This portfolio is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the Index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. The investment market value of the Portfolio at September 30, 1995 and 1994 of $123,390 and $1,110,097, respectively, exceeded 5% of net assets.

         Fixed Investment Fund - invested in the Vanguard Short-Term U.S. Treasury Portfolio, a fixed income mutual fund. This Vanguard portfolio is principally invested in short-term government bills, notes and bonds and has an average maturity of two to three years. The market value of the Vanguard Short-Term U.S. Treasury Portfolio Investment at September 30, 1995 and 1994, of $233,853 and $2,993,821,
         respectively, exceeded 5% of net assets.

         Georgia-Pacific Stock Fund - invested principally in
         Georgia-Pacific Corporation common stock. The market value of the Georgia-Pacific Stock Fund Master Trust and Georgia Pacific Corporation common stock investment at September 30, 1995 and 1994, of $63,987 and $1,567,714 respectively, exceeded 5% of net assets.

Effective October 24, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust ("Master Trust"). The Master Trust was established to hold, administer and invest the assets of the Georgia-Pacific Stock Fund of certain Georgia-Pacific defined contribution plans qualified under Internal Revenue Code section 401(k). These plans are administered by Georgia-Pacific Corporation. Each participating plan's interest in the Master Trust is based upon the market value of assets transferred.

The market value of the Master Trust is allocated to the individual participating plans based upon the relative value of the assets of each Plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated each day to the individual participating plans based upon the relative market values at the beginning of each day.

The Plan's interest in the assets of the Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Stock Fund Master Trust." A summary of the Master Trust's major classifications of investments as of September 30, 1995 is shown below:


Investments (at market):

  Georgia-Pacific Corporation
   common stock                                                  $187,546,450
  Vanguard Money Market                                             8,982,415
                                                                 ------------
    Total investments                                             196,528,865
                                                                 ------------
Receivables:

  Interest                                                             11,648
  Other receivables                                                 2,139,401
  Due from brokers                                                    967,390
                                                                 ------------
    Total receivables                                               3,118,439
                                                                 ------------
Less:
  Payables                                                            258,128
  Due to brokers                                                    7,091,204
                                                                 ------------
    Total payables                                                  7,349,332
                                                                 ------------
    Net assets                                                   $192,297,972
                                                                 ============


A summary of income and net appreciation of the Master Trust which comprises the net investment gain for all participating plans, for the eleven month period ended September 30, 1995 is shown below:

 Interest income                                                  $    73,220
 Dividend income                                                    3,627,045
 Net appreciation in
  market value of investments                                      39,615,653
                                                                  -----------
 Net investment gain from
 Master Trust                                                     $43,315,918
                                                                  ===========

Allocations of net investment gain (loss) for the eleven month period ended September 30, 1995 and the net assets to participating plans as of September 30, 1995 are shown below for the Master Trust:

 Georgia-Pacific Corporation
  Supplemental Hourly 401(k)
  Savings Plan                                                    $   (60,019)
 All other plans                                                   43,375,937
                                                                  -----------
    Net investment gain (loss)                                    $43,315,918
                                                                  ===========
 Georgia-Pacific Corporation
  Supplemental Hourly 401(k)
  Savings Plan                              $     63,987                 .03%
 All other plans                             192,233,985               99.97
                                            ------------              ------
    Net assets                              $192,297,972              100.00%
                                            ============              ------

NOTE 4.  PLAN TERMINATION PROVISIONS

The Company has reserved the right to amend, modify, suspend or terminate the Plan at any time. Should the Company terminate the Plan, each Participant's account balance would become fully vested.

NOTE 5.  TAX STATUS

The Plan has received a favorable determination letter dated February 4, 1991 from the Internal Revenue Service ("IRS") affirming the tax-exempt status of the Plan. A new determination letter has been requested from the IRS to affirm the tax-exempt status of the Plan, as amended. In the opinion of management, the Plan is designed and being operated in accordance with applicable provisions of the Internal Revenue Code of 1986 as amended, and thus, no provision for federal income taxes has been made in the accompanying financial statements.

NOTE 6.  TRANSFER OF PLAN ASSETS

Certain hourly groups participating in the Plan have been merged into the Georgia-Pacific Corporation Hourly 401(k) Savings Plan ("New Plan"). Each participant under the Plan will receive a benefit immediately after the transfer at least equal to what he or she would have been entitled to receive immediately before the transfer. The New Plan assumed all liability for benefits accrued by participants under the Plan through the date of transfer, and such benefits shall be calculated and paid pursuant to the New Plan. During 1995, assets of $5,384,661 were transferred from the Plan into the New Plan.

Effective December 31, 1995, the remaining plan assets will be transferred into the New Plan and the remaining participating group merged into the New Plan.

                                                                      SCHEDULE I
                          GEORGIA-PACIFIC CORPORATION
                    SUPPLEMENTAL HOURLY 401(k) SAVINGS PLAN
          ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               SEPTEMBER 30, 1995

                                                                          Market
                                         Shares            Cost            Value
                                         ------            ----           ------
COMMON STOCK FUND
Vanguard Index Trust 500 Portfolio *      2,244          $ 90,699        $123,390
                                                         --------        --------
FIXED INVESTMENT FUND
Vanguard Short-Term U.S.
 Treasury Portfolio *                    22,749           230,107         232,037
Vanguard Money Market Fund *              1,816             1,816           1,816
                                                         --------        --------
TOTAL FIXED INVESTMENT FUND                               231,923         233,853
                                                         --------        --------
GEORGIA-PACIFIC STOCK FUND
Georgia-Pacific Stock Fund
 Master Trust *                           4,892            42,489          63,987
                                                         --------        --------
TOTAL GEORGIA-PACIFIC STOCK FUND

TOTAL INVESTMENTS                                        $365,111        $421,230
                                                         ========        ========

*Represents a party-in-interest to the plan.













         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                          GEORGIA-PACIFIC CORPORATION
                    SUPPLEMENTAL HOURLY 401(k) SAVINGS PLAN
                ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS*
                     FOR THE YEAR ENDED SEPTEMBER 30, 1995



                                Number of          Selling                                 Gain
                              Transactions          Price               Cost               Loss
                              ------------         -------              ----               ----
PURCHASED:
Georgia-Pacific Stock Fund
 Master Trust                      17            $        -          $1,177,477          $      -
Georgia-Pacific Corporation
 Common Stock                       1                     -              17,729                 -
Vanguard Short-Term U.S.
 Treasury Portfolio                32                     -             132,584                 -
Vanguard Index Trust 500
 Portfolio                         16                     -              61,777                 -


SOLD:
Georgia-Pacific Stock Fund
 Master Trust                       7             1,499,400           1,134,989           364,411
Georgia-Pacific Corporation
 Common Stock                       2             1,559,494           1,119,793           439,701
Vanguard Short-Term U.S.
 Treasury Portfolio                12             2,862,956           2,955,974           (93,018)
Vanguard Index Trust 500
 Portfolio                         10             1,061,474           1,005,353            56,121



*Represents a transaction or a series of transactions in securities of the same issue in excess of 5% of the current value of plan assets as of the beginning of the year.


         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

     THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                              GEORGIA-PACIFIC CORPORATION SUPPLEMENTAL HOURLY 401(k) SAVINGS PLAN


                              BY:  GEORGIA-PACIFIC CORPORATION,
                              AS PLAN ADMINISTRATOR




DATE:  JANUARY 9, 1996     BY: /s/ John F. McGovern
                               ----------------------
                               JOHN F. MCGOVERN
                               EXECUTIVE VICE PRESIDENT - FINANCE
                               AND CHIEF FINANCIAL OFFICER

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                       DESCRIPTION
------                       -----------
23                           CONSENT OF ARTHUR ANDERSEN LLP*











__________________
* - Filed by EDGAR